Via EDGAR System
March 20, 2009
Ms Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

RE:	Healthcare Services Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 19, 2008 File No. 0-12015 February 24, 2009 Additional Comments
Dear Ms Garnett:
     On behalf of Healthcare Services Group, Inc., a Pennsylvania corporation (the “Company”, “our” or “we”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments received from the Commission’s staff (the “Staff”) of February 24, 2009, regarding the Company’s Definitive Proxy Statement filed with the Commission on April 7, 2008 (the “Proxy Statement”).
     For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment. The numbering below corresponds to that used in the Staff’s comment letter.
Definitive Proxy Statement filed April 7, 2008
Management Compensation, page 8
8.	We note your response to comment 8 in our letter dated December 29, 2008. Please explain why you concluded that Bryan McCartney, Kevin McCartney and Timothy McCartney are not executive officers. For example, on page 18 under

“Certain Relationships and Related Party Transactions,” you disclose that Kevin McCartney has the same title of “Divisional Vice President” as one of your named executive officers, Joseph McCartney.
Response:
     The Staff is advised that the Company considers Mr. Joseph McCartney an executive officer, and differentiates his status as such from all other Vice Presidents (to include Messrs. Bryan McCartney and Kevin McCartney) because of his involvement in Company policy making decisions resulting from his position as a director on our Board of Directors. As a director, Mr. Joseph McCartney is involved in formulating overall corporate policy in addition to managing and implementing corporate policy in the geographical area over which he is the Divisional Vice President. The other Vice Presidents are not directly involved in the formulation and approval process of corporate policies and procedures as Mr. Joseph McCartney is due to him being a director. Generally, the scope of responsibilities and authorities of a Vice President are specific to the operations within his respective geographical area, as well as his obligation to follow corporate policies and procedures in managing such area. In the event a Vice President needs to deviate from established corporate policy or procedure, he must review such with, and receive authority for an exception from a corporate executive officer. Additionally, if the Vice President encounters an issue which transcends his operational responsibility or authority, he will forward it on to a corporate executive officer for his resolution. An example of such would be making a determination whether to proceed with legal action against a client delinquent in fulfilling his payment obligations.
Elements of Compensation, page 9
2.	We note your response to comment 11 in our letter dated December 29, 208. We do not agree that your current disclosure about performance-based compensation sufficiently explains why each named executive officer received the performance-based compensation that he did in 2007. For example, it is not clear why you chose to base incentive compensation on a fixed percentage of income from operations and how you determined that 2.3% was more appropriate than the 3% you have historically paid. Furthermore, while you may not be able to quantify how much any of the listed factors affected compensation decisions, we believe that you can explain what specific aspects of a respective named executive officer’s individual responsibilities, performance and experience were considered when making compensation determinations and how those elements were measured. Please expand your discussion of compensation awards to explain specifically why each named executive officer received the compensation awards that he did and tell us how you plan to comply.
Response:
     The Staff is advised that the Nominating, Compensation and Stock Option Committee (the “Committee”) revised the fixed percentage that Messrs. Daniel McCartney and Cook received from 3% of income from operations before income taxes to 2.3% of income from operations before income taxes so that their compensation would more closely align with the compensation of the Company’s other executive and managerial employees.
     When the percentage was originally set at 3%, the Company’s income from operations before income taxes was substantially below its current income from operations before income taxes. The Committee believes the Company should provide a minimum base salary to Mr. Daniel McCartney and Mr. Cook but believes that most of their total compensation should be tied directly to a financial indicator of Company performance to ensure that their compensation aligns with the best interests of the Company’s shareholders. Because a significant portion of Mr. Daniel McCartney and Mr. Cook’s compensation is tied directly to the Company’s performance, no specific aspects of their individual responsibilities, performance and experience were considered when making compensation determinations. As of July 1, 2008, when Mr. Cook no longer served as Chief Operating Officer of the Company, his compensation was revaluated to reflect a fixed salary amount to reflect the time he spends on Company business.
     The Staff is advised that, since Mr. Joseph McCartney’s compensation is based on achieving certain financial and non-financial measures attributable to the service locations (and operational management groupings they roll up to) under his supervision in conjunction with the goals and objectives of the business plans formulated for those groupings, Mr. Joseph McCartney’s compensation is also not specifically tied into his individual responsibilities, performance and experience. As noted, his compensation above his base salary (which is related to the number of service locations under his management) is earned as a result of the operational management groupings within his division of management achieving their respective financial business plans. The value attributed to this component of Mr. Joseph McCartney’s compensation above base salary (as it is with all divisional vice presidents) represents the greater majority of such compensation. To a much lesser extent, his compensation above base salary is earned based on a subjective evaluation of performance in achieving non-financial goals and objectives, such as success in recruiting and developing managerial personnel. The Staff is advised that disclosure will be added to the Company’s upcoming Proxy Statement to indicate that the base salary of Mr. Hudson was increased by approximately $150,000 from 2007 to 2008 due to his performance as Chief Financial Officer as well as his increased responsibilities as the result of serving as the Company’s Chief Financial Officer for the entire year. Additionally, we will incorporate the points of expansion regarding management compensation discussed above in the upcoming Proxy Statement.
3.	We note your statement that “most” of the salary paid to your named executive officers is performance-based. Please clarify whether base salaries are determined by performance-based measures and describe any such measures. Also, please disclose the percentage of total compensation that is targeted for base salary as opposed to incentive payments and long-term equity incentive awards.
Response:
     The Staff is advised that as indicated above that the Company has historically provided a minimum base salary to Messrs. Daniel McCartney and Cook but believe most of their total compensation should be tied directly to a financial indicator (income from operations before income taxes) that reflected the Company’s performance. Similarly in addition to a minimum base salary, as with the compensation plans of all vice presidents, all of Mr. Joseph McCartney’s compensation is based on financial and non-financial measures. The Staff is advised that the Committee does not specifically target the percentage of total compensation that is targeted for base salary as opposed to incentive payments and long-term equity incentive awards.

Grant of Plan-Based Awards, page 12
4.	We note your response to comment 11 in our letter dated December 29, 2008. As we stated in our comment, the amounts disclosed should reflect the possible amount payable to Mr. McCartney (Joseph) if the respective level of performance is achieved and you are not required to disclose the specific performance goals, which you have noted are variable throughout the year. Therefore, please disclose the target amount payable to Mr. McCartney.
Response:
     The Staff is advised that in the Company’s upcoming proxy statement the references to Threshold and Target in the Grants of Plan-Based Awards table will be deleted since there are no threshold and target amounts with respect to Mr. Joseph McCartney’s compensation.
     We believe this resolves your comments, and appreciate your consideration. If you have any questions, please contact the undersigned at 215-639-4274 extension 119.

Very truly yours,
/s/ Richard W. Hudson
Richard W. Hudson
Chief Financial Officer

cc:	Mark Rakip Robert Telewicz Erin Martin